CSB BANCORP, INC.

EXHIBIT 11

STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

	Three months ended		Six months ended
	June 30		June 30
(Dollars in thousands, except per share data)	2020	2019	2020	2019
Basic Earnings Per Share
Net income	$2,606	$2,586	$5,089	$5,126
Weighted average common shares	2,742,350	2,742,350	2,742,350	2,742,296
Basic Earnings Per Share	$0.95	$0.94	$1.86	$1.87

Diluted Earnings Per Share
Net income	$2,606	$2,586	$5,089	$5,126
Weighted average common shares	2,742,350	2,742,350	2,742,350	2,742,296
Diluted Earnings Per Share	$0.95	$0.94	$1.86	$1.87